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                                                                      Exhibit 11

                                                                  [LOGO SIMWARE]


September 15, 1999

Mr. Zvi Alon
President and CEO
NetManage, Inc.
10725 North De Anza Boulevard
Cupertino, CA   95014-2030

Dear Mr. Alon:

        We understand that, as a precondition to NetManage, Inc. ("NetManage") proceeding with its negotiations concerning a possible acquisition of Simware Inc. ("Simware"), NetManage requires that Simware enter into exclusive negotiations with NetManage for a period of time. Simware hereby agrees to such an exclusive period. Accordingly, Simware and its officers, directors, employees or other agents will not, directly or indirectly, until the earlier of October 5, 1999 or when NetManage advises Simware in writing that it is terminating acquisition negotiations, (i) take any action to solicit, initiate or encourage any Takeover Proposal (as defined below) or (ii) subject to the terms of the immediately following sentence, engage in negotiations with, or disclose any nonpublic information relating to Simware to, or afford access to the properties, books or records of Simware to, any person that has advised Simware that it may be considering making, or that has made, a Takeover Proposal. Notwithstanding the immediately preceding sentence, if an unsolicited Takeover Proposal, or an unsolicited written expression of interest that can reasonably be expected to lead to a Takeover Proposal, shall be received by the Board of Directors of Simware, then, to the extent the Board of Directors of Simware believes in good faith that such Takeover Proposal would, if consummated, result in a transaction more favorable to Simware's shareholders from a financial point of view than the transaction contemplated by NetManage (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Simware determines in good faith after consultation with outside legal counsel that it is necessary for the Board of Directors of Simware to respond to such Takeover Proposal to comply with its fiduciary duties to shareholders under applicable law, Simware and its officers, directors, employees, financial advisors, attorneys, accountants and other representatives retained by it may furnish information in connection therewith and take such other actions as are consistent

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with the fiduciary obligations of Simware's Board of Directors, and such actions shall not be considered a breach of this letter. Simware will promptly notify NetManage after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for nonpublic information relating to Simware or for access to the properties, books or records of Simware by any person that has advised Simware that it may be considering making, or that has made, a Takeover Proposal and will keep
NetManage fully informed of the status and details of any such Takeover Proposal notice or request. For purposes of this Agreement, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Simware or the acquisition of any significant equity interest in, or a significant portion of the assets of Simware other than the transactions contemplated by this Agreement.

        In the event that Simware terminates negotiations with NetManage as a result of a Superior Proposal, Simware acknowledges that NetManage will suffer immediate and irreparable damages which are difficult to quantify and therefore agrees to be liable to NetManage in the amount of $1,000,000 which amount shall be paid by Simware to NetManage within 2 days of the earlier of any of the following: 1) a written demand by NetManage, 2) acceptance of any other proposal by Simware, or 3) a request for additional consideration or new terms by Simware to counter any other proposal. The $1,000,000 fee shall be due and owing to NetManage regardless of any counter-proposal or other response by NetManage to any offer.

        This letter shall be governed by California Law and shall be superceded by any definitive agreement entered into between the parties.

                                            Sincerely,

                                            /s/ GLEN M. BROWNLEE
                                            --------------------
                                            Glen M. Brownlee
                                            President and CEO

Accepted and Agreed to:

NETMANAGE, INC.

By: /s/ ZVI ALON                    Date: 9/15/99
   -----------------------------         ----------------------
   Zvi Alon
   President and CEO